March 11, 2013

Mr. Martin James Division of Corporation Finance Securities and Exchange Commission Washington, D.C. 20549

RE:	Spectrum Brands Holdings, Inc.
Form 10-K for the Fiscal Year Ended September 30, 2012
Filed November 21, 2012
Form 10-Q for the Quarterly Period Ended December 30, 2012
Filed February 8, 2013
Form 8-K dated December 17, 2012
Filed December 21, 2012
File No. 001-34757
Spectrum Brands, Inc.
Form 10-K for the fiscal year ended September 30, 2012
Filed November 21, 2012
File No. 001-13615

Dear Mr. James:

Set forth below are the responses of Spectrum Brands Holdings, Inc. and Spectrum Brands, Inc. (together, the "Company") to the comments raised by the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") in a letter to the Company dated March 1, 2013 (the "Comment Letter").  For your convenience, the text of each of the numbered comments in the Comment Letter has been duplicated in bold type to precede each of the Company's responses.

Mr. Martin James
Securities and Exchange Commission
March 11, 2013

Spectrum Brands Holdings, Inc.

Form 10-K for the Fiscal Year Ended September 30, 2012

Item 8.  Financial Statements and Supplementary Data

Note 11. Segment Information, page 101

1. We note your disclosures in the table on page 4 related to your net sales by product type. Please revise future filings to provide the disclosures required by FASB ASC 280-10-50-40.

Response
In response to the Staff’s comment, the Company will revise future filings to report revenues from external customers for each product category within the Segment Information footnote disclosure.

Form 10-Q for the Quarterly Period Ended December 30, 2012

Item 1.  Financial Statements

Note 15. Acquisitions, page 23

2. Please revise your future filings to provide a qualitative description of the factors that make up the goodwill recognized, consistent with FASB ASC 805-30-50-1(a).

Response
In response to the Staff’s comment, the Company will revise future filings to include a description of the qualitative factors that make up the goodwill recognized. These qualitative factors, which have been disclosed in a prior press release, include greater product diversity, stronger relationships with core retail partners, cross-selling opportunities in all channels and a new platform for potential future global growth using the Company’s existing international infrastructure, most notably in Europe.

3. We note that you disclose an amount of total other assets acquired for the HHI business acquisitions of $325.1 million.  You disclose amounts for acquired current and long-term liabilities of $174.8 million and $116 million, respectively. Please tell us how your aggregated disclosure meets the requirements of FASB ASC 805-20-50-1(c).  Please also refer to the example in FASB ASC 805-10-55-41.

Response
In response to the Staff’s comment, the Company will revise future filings to include each major class of assets acquired and liabilities assumed. In future filings, the Company will segregate items that were previously aggregated as follows:

Mr. Martin James
Securities and Exchange Commission
March 11, 2013

Previous Disclosure	Amount	Future Filings Disclosure*	Amount

Other current assets	$325.1	Accounts receivable	$104.6
		Inventory	207.2
		Prepaid expenses and other	13.3
		Other current assets	$325.1

Current liabilities	$174.8	Accounts payable	$130.1
		Deferred tax liability - current	7.1
		Accrued liabilities	37.6
		Total current liabilities	$174.8

Long-term liabilities	$115.9	Deferred tax liability - long-term	$104.7
		Other long-term liabilities	11.2
		Total long-term liabilities	$115.9

* Assumes no change to the preliminary valuation of assets and liabilities.

Form 8-K dated December 17, 2017

Item 9.01.  Financial Statements and Exhibits

4. Please provide us with your calculations of the significance of the HHI business acquisition under Rule 3-05 of Regulation S-X.

Response
In response to the Staff’s comment, the Company has presented its significance calculation as it pertains to the HHI business as follows:

	Spectrum Brands Holdings, Inc. (1)	HHI Group (2)
Assets	$3,751,649,000	$1,347,133,107
Income before taxes	$108,957,000	$52,508,000
Purchase Price		$1,400,000,000

Asset Test		35.91%
Income Test		48.19%
Investment Test		37.32%

Mr. Martin James
Securities and Exchange Commission
March 11, 2013

	Spectrum Brands, Inc. (1)	HHI Group (2)
Assets	$3,753,511,000	$1,347,133,107
Income before taxes	$113,180,000	$52,508,000
Purchase Price		$1,400,000,000

Asset Test		35.89%
Income Test		46.39%
Investment Test		37.30%

(1)
Financial data for Spectrum Brands Holdings, Inc. and Spectrum Brands, Inc. is derived from the latest annual financial data as of and for the year ended September 30, 2012, included in the respective Company annual reports on Form 10-K.

(2)
Financial data for the HHI Group is derived from the latest annual audited financial statements as of and for the year ended December 31, 2011.  The financial data is inclusive of certain assets of the TLM Taiwan purchase, as described in Note 15, Acquisitions, of the Spectrum Brands Holdings, Inc. Form 10-Q for the Quarterly Period Ended December 30, 2012 and Note 14, Acquisitions, of the Spectrum Brands, Inc. Form 10-Q for the same period.

The Company presented the audited financial statements of the HHI Group required under Rule 3-05 (b)(2)(iv) of Regulation S-X within Form 8-K/A dated March 4, 2013.

Spectrum Brands, Inc.

Form 10-K for Fiscal Year Ended September 30, 2012

Item 8.  Financial Statements and Supplementary Data, page 60

5. Please revise future filings for Spectrum Brands, Inc. as appropriate to address the comments above.

Response
In response to the Staff’s comment, the Company will revise all future filings of Spectrum Brands, Inc., as appropriate, to address the comments above.

Note 19.  Consolidating Financial Statements, page 108

6. Please tell us your evaluation under Rule 3-10 of Regulation S-X in determining the required disclosures for the 9.5% and 6.75% senior notes.

Mr. Martin James
Securities and Exchange Commission
March 11, 2013

Response
In response to the Staff’s comment, the Company respectfully notes that neither the 9.5% senior notes nor the 6.75% senior notes is a "registered security" within the meaning of Rule 3-10(a) of Regulation S-X.  The Company also notes that SB/RH Holdings LLC, the sole shareholder of Spectrum Brands Inc. and a guarantor of the 9.5% senior notes and the 6.75% senior notes, has no independent assets or operations.  As such, the Company presented the consolidating financial statement footnote with separate columns for Spectrum Brands, Inc., its guarantor subsidiaries and its non-guarantor subsidiaries. The Company believes that the consolidating financial statement disclosure presented in this manner is helpful to investors in the 9.5% senior notes and the 6.75% senior notes.  To avoid confusion, in future filings the Company will change the column heading "Parent" to "Spectrum Brands, Inc. (without consolidated entities)" and the Company will consider further changes in the event that any securities of Spectrum Brands, Inc. or any of its parent and subsidiaries are registered securities within the meaning of Rule 3-10(a) of Regulation S-X.

*      *      *

As also requested in the Comment Letter, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. Martin James
Securities and Exchange Commission
March 11, 2013

Please feel free to contact Anthony L. Genito, Chief Financial Officer, at (608) 275-4876 or Nathan E. Fagre, General Counsel & Secretary; at (608) 275-4880 should you have any further questions regarding this matter.

Sincerely,

SPECTRUM BRANDS HOLDINGS, INC.
SPECTRUM BRANDS, INC.

By:	/s/ Anthony L. Genito
Anthony L. Genito
Chief Financial Officer